SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 12, 2004

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

Enclosed:

     Advance Notification of Annual General Meeting

TABLE OF CONTENTS

SIGNATURES
ADVANCE NOTICE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 12, 2004	By:	/s/ Beverly A. Bartlett BEVERLY A. BARTLETT Corporate Secretary

IVANHOE MINES LTD.
World Trade Centre
Suite 654 – 999 Canada Place, Vancouver, B.C. V6C 3E1
Tel: (604) 688-5755      Fax: (604) 682-2060

12 March 2004

To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Securities Registry, Government of Nunavut
Nova Scotia Securities Commission
Commission des valeurs mobilières du Québec
Registrar of Securities, P.E.I.
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Securities Division, Department of Justice, Newfoundland

The Toronto Stock Exchange
The Australian Stock Exchange
Securities and Exchange Commission

Dear Madam/Sir:

In compliance with National Instrument 54-101, the following is an advance notification of meeting for:

ISSUER:	Ivanhoe Mines Ltd.

SECURITY DESCRIPTION:	Common Shares

CUSIP NUMBER:	46579N 103

MEETING TYPE:	Annual General Meeting

RECORD DATE FOR NOTICE:	April 21, 2004

MEETING DATE:	June 10, 2004

PLACE OF MEETING:	Vancouver, British Columbia

Yours truly,
IVANHOE MINES LTD.

“Beverly A. Bartlett"
Corporate Secretary